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                                                      hours per response......11
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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Hawaiian Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    419879101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Erin C. Ross
                       Watershed Asset Management, L.L.C.
                         One Maritime Plaza, Suite 1525
                         San Francisco, California 94111
                                 (415) 391-8900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  January 10, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    385,218 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     385,218 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            385,218 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,341,422 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,341,422 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,341,422 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            2.8% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WCIP Cayman, Ltd.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            WC, OO
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Cayman Islands
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    71,500 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     71,500 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            71,500 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================



                               Page 4 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Watershed Asset Management, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,233,902 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,233,902 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,233,902 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 5 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            WS Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    1,726,640 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     1,726,640 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,726,640 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.6% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 6 of 17 Pages

                                       13D
===================
CUSIP No. 419879101
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Meridee A. Moore
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 2,233,902 Shares, which is 4.7% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            AF
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,233,902 [See Preliminary Note]
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,233,902 [See Preliminary Note]
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,233,902 [See Preliminary Note]
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7% [See Preliminary Note]
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 7 of 17 Pages

         This Amendment No. 2 to Schedule 13D amends the Schedule 13D initially filed on December 12, 2005 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary  Note:  The  Reporting  Persons  (as  defined  in the prior
Schedule 13D) are filing this Schedule 13D with respect to shares of common stock, par value $0.01 per share (the "Shares"), of Hawaiian Holdings, Inc. (the "Company"). Certain of the Reporting Persons own, in aggregate, (i) 1,292,489 Shares, (ii) Warrants (the "Warrants") to purchase 725,896 Shares (which Warrants were reported in the prior Schedule 13D) and (iii) certain warrants (the "Trade Warrants") issued by the Company to purchase an aggregate of 215,517 Shares. Each Warrant has an exercise price of $7.20, subject to adjustment from time to time, and is immediately exercisable, subject to the terms of the exercise cap described in Item 6 below. Each Warrant can be exercised through and including June 1, 2010. Each Trade Warrant has an exercise price of $5.00 per Share, subject to adjustment from time to time, is immediately exercisable and has an expiration date of March 13, 2009. For additional information regarding the Warrants and the Trade Warrants, see Item 6 below.

         Unless stated otherwise,  all numbers and percentages contained in this
Schedule 13D represent Shares currently held by certain Reporting Persons and all Shares that would be issued to certain Reporting Persons assuming full exercise of the Warrants and the Trade Warrants, and such numbers and percentages do not otherwise reflect the Warrants or the Trade Warrants.

Item 3.  Source And Amount Of Funds And Other Consideration
------   --------------------------------------------------

         Item 3 of the Schedule 13D is amended and supplemented by the following:

         Even though this Schedule 13D reports a net decrease in the Reporting Person's beneficial ownership of Shares, since the filing of the prior Schedule 13D, the Funds and Watershed Offshore acquired 371,300 Shares through open-market purchases (the "Open Market Shares") as well as the Trade Warrants to purchase 215,517 Shares.

         The investment cost (including commissions) for the Open Market Shares acquired by each of the Funds and Watershed Offshore since the filing of the prior Schedule 13D is set forth below:


     Entity                  Shares Acquired            Approximate
     ------                  ---------------          ---------------
                                                      Investment Cost
                                                      ---------------
     WCP                        162,400                  $689,847.65
     WCIP                             0                        $0.00
     WCIP Cayman                      0                        $0.00
     Watershed Offshore         208,900                 $887,902.65


         The consideration for such acquisitions was obtained as follows: (i) with respect to WCP, WCIP Cayman and Watershed Offshore, from working capital and/or borrowings pursuant to margin accounts maintained in the ordinary course of business by WCP, WCIP Cayman and Watershed Offshore at Goldman, Sachs & Co. and (ii) with respect to WCIP, from working capital. WCP, WCIP Cayman and Watershed Offshore hold certain securities in their respective margin


                               Page 8 of 17 Pages
accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Open Market Shares and/or Trade Warrants.

Item 4.  Purpose Of The Transaction
------   --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         The purpose of the acquisitions of the Shares, Warrants and Trade Warrants is for investment, and the acquisitions of the Shares, Warrants and/or Trade Warrants by each of the Funds and Watershed Offshore were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares, Warrants and/or Trade Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares, Warrants and/or Trade Warrants or dispose of any or all of its Shares, Warrants and/or Trade Warrants depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares, Warrants and/or Trade Warrants which it may hold at any point in time.

         Also, consistent with their investment intent and in an effort to maximize shareholder value, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company, potential investors in the Company and/or other persons regarding the Company, including but not limited to its operations.

         For information regarding the Warrants and the Trade Warrants, see Item 6 below.

         Except to the extent the information stated in this Item 4 may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      The Funds
                  ---------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Fund is incorporated herein by reference for each such Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is


                               Page 9 of 17 Pages
                           calculated based upon the 46,553,914 Shares outstanding as of October 31, 2006, as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2006 and filed with the Securities and Exchange Commission on November 3, 2006, plus the number of additional Shares each Reporting Person is deemed to own through its beneficial ownership of Warrants and Trade Warrants.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Funds in the past 60 days are set forth on Schedules A-B hereto and are incorporated herein by reference. All of such transactions were open-market transactions. No transactions by WCIP Cayman have been consummated in the past 60 days.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e) As of January 10, 2007, the Reporting Persons are no longer deemed the beneficial owners of 5% or more of the Shares.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

                  (c) The trade dates, number of Shares purchased or sold and the price per Share for all purchases and sales of the Shares by the Management Company on behalf of Watershed Offshore in the past 60 days are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

                           For   information   regarding   transactions  by  the
                           Management Company on behalf of the Funds, see Item 5(a) above.

                   (d) The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants held by Watershed Offshore and the Funds as reported herein. The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants


                               Page 10 of 17 Pages
                           held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Individual Reporting Person is the Senior Managing Member of the Management Company.

                  (e) As of January 10, 2007, the Reporting Persons are no longer deemed the beneficial owners of 5% or more of the Shares.

         (c)      The General Partner
                  -------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  the   General   Partner  is
                           incorporated herein by reference.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants, and Trade Warrants held by the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.

                  (e) As of January 10, 2007, the Reporting Persons are no longer deemed the beneficial owners of 5% or more of the Shares.

         (d)      The  Individual Reporting Person
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Individual Reporting Person is incorporated herein by reference for the Individual Reporting Person.

                  (c)      None.

                  (d) The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares, Warrants and Trade Warrants held by WCP and WCIP as reported herein. WCIP is the sole shareholder of WCIP Cayman. The Management Company, as an investment adviser, has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares, Warrants and Trade Warrants held by Watershed Offshore and the Funds as reported herein. The Individual Reporting Person is the Senior Managing Member of the General Partner and the Management Company.


                               Page 11 of 17 Pages

                  (e) As of January 10, 2007, the Reporting Persons are no longer deemed the beneficial owners of 5% or more of the Shares.

         The Shares reported hereby for WCP and WCIP Cayman are beneficially owned by such Funds (in each case through their direct ownership of Shares, Warrants and Trade Warrants). Of the Shares reported hereby for WCIP, 1,269,922 Shares are beneficially owned directly by WCIP (through its direct ownership of Shares, Warrants and Trade Warrants) and the remaining 71,500 Shares are beneficially owned directly by WCIP Cayman. WCIP, as the sole shareholder of WCIP Cayman, may be deemed to be the beneficial owner of all such Shares owned by WCIP Cayman. WCIP hereby disclaims any beneficial ownership of any such Shares owned directly by WCIP Cayman. The Shares reported hereby by the Management Company on behalf of Watershed Offshore are beneficially owned by Watershed Offshore (through its direct ownership of Shares, Warrants and Trade Warrants). The General Partner, as general partner to WCP and WCIP, may be deemed to be the beneficial owner of all such Shares beneficially owned by WCP and WCIP (in each case through their direct and indirect ownership of Shares, Warrants and Trade Warrants). The Management Company, as investment adviser to Watershed Offshore and the Funds, may be deemed to be the beneficial owner of all such Shares beneficially owned by Watershed Offshore and the Funds. The Individual Reporting Person, as the Senior Managing Member of both the General Partner and the Management Company, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Funds and Watershed Offshore. Each of the Management Company, the General Partner and the Individual Reporting Person hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or Relationships With
         -------------------------------------------------------------
         Respect To Securities Of The Issuer
         -----------------------------------

         Item 6 of the Schedule 13D is amended and updated as follows:

         As described in the Preliminary Note, WCP, WCIP and Watershed Offshore purchased Trade Warrants issued by the Company to purchase in aggregate 215,517 Shares. Each Trade Warrant has an exercise price of $5.00 per Share, subject to adjustment from time to time, is immediately exercisable and has an expiration date of March 13, 2009. As a result of the purchase of the Trade Warrants, the Reporting Persons are deemed to beneficially own an additional 215,517 Shares. The Reporting Persons had reported in the prior Schedule 13D that they had entered into an agreement to purchase the Trade Warrants but had not yet consummated such transaction. The description above of the Trade Warrants is qualified in its entirety by the full terms and conditions of the Trade Warrants, which are incorporated herein by reference. For the full terms and conditions of the Trade Warrants, see Exhibit 10.03 to the Form 8-K filed by the Company with the Securities and Exchange Commission on March 17, 2006.

         As described in the Preliminary Note, WCP, WCIP and Watershed Offshore own in aggregate Warrants to purchase 725,896 Shares. Each Warrant has an exercise price of $7.20, subject to adjustment from time to time, and is immediately exercisable, subject to a cap (which may be waived by the holder upon 65 days' notice) that would prevent the holder of the Warrants from acquiring the underlying Shares to the extent that such acquisition would cause such holder, or any other persons who are deemed to beneficially own any Shares beneficially owned by such


                               Page 12 of 17 Pages
holder, to beneficially own in aggregate more than 9.999% of the total number of issued and outstanding Shares (including Shares that would be issuable upon the exercise of the Warrants). Each Warrant can be exercised through and including June 1, 2010. The description above of the Warrants is qualified in its entirety by the full terms and conditions of the Warrants, which are incorporated herein by reference. For the full terms and conditions of the Warrants, see Exhibit 5 to the prior Schedule 13D.

         Other than the Warrants,  the RC LLC Agreement (as defined in the prior
Schedule 13D), the Trade Warrants and as otherwise described in the Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

















                               Page 13 of 17 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 2007

                               /s/ Meridee A. Moore
                            ----------------------------------------
                            WS PARTNERS, L.L.C.,
                            On its own behalf and
                            As the General Partner of
                            WATERSHED CAPITAL PARTNERS, L.P.
                            and WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P. By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            WATERSHED ASSET MANAGEMENT, L.L.C.
                            On its own behalf and on behalf of
                            WCIP CAYMAN, LTD.
                            By Meridee A. Moore,
                            Senior Managing Member


                               /s/ Meridee A. Moore
                            ----------------------------------------
                            Meridee A. Moore


                               Page 14 of 17 Pages

                                   SCHEDULE A
                                   -----------

                        WATERSHED CAPITAL PARTNERS, L.P.
                        --------------------------------

                                 NO. OF SHARES                     PRICE
    TRADE DATE              PURCHASED (P) OR SOLD (S)           PER SHARE ($)
    -----------             -------------------------           -------------

     12/15/06                       1,800  (S)                  5.25
     12/18/06                       8,100  (S)                  5.25
     12/19/06                      29,600  (S)                  5.07
     12/20/06                       1,400  (S)                  5.13
     12/21/06                         900  (S)                  5.11
     12/26/06                       3,900  (S)                  5.00
     12/27/06                       8,000  (S)                  5.00
     12/28/06                         400  (S)                  4.96
     1/8/07                           600  (S)                  5.00
     1/9/07                        37,500  (S)                  5.00
     1/9/07                           887  (S)                  5.00
     1/10/07                      261,700  (S)                  5.00












                               Page 15 of 17 Pages

                                   SCHEDULE B
                                   ----------

                 WATERSHED CAPITAL INSTITUTIONAL PARTNERS, L.P.
                 ----------------------------------------------

                                 NO. OF SHARES                     PRICE
    TRADE DATE              PURCHASED (P) OR SOLD (S)           PER SHARE ($)
    -----------             -------------------------           -------------

     12/13/06                      50,000  (S)                  4.90
     12/14/06                     200,000  (S)                  5.15
     12/15/06                       5,100  (S)                  5.25
     12/18/06                      21,900  (S)                  5.25
     12/19/06                      80,900  (S)                  5.07
     12/20/06                       3,700  (S)                  5.13
     12/21/06                       2,400  (S)                  5.11
     12/26/06                      10,500  (S)                  5.00
     12/27/06                      21,900  (S)                  5.00
     12/28/06                       1,200  (S)                  4.96
     1/8/07                         1,600  (S)                  5.00
     1/9/07                       102,500  (S)                  5.00
     1/9/07                         2,300  (S)                  5.00
     1/10/07                      714,400  (S)                  5.00






                               Page 16 of 17 Pages

                                   SCHEDULE C
                                   ----------

                       WATERSHED ASSET MANAGEMENT, L.L.C.
                       ----------------------------------

     The transactions listed below were effected solely on behalf of Watershed Offshore. For transactions on behalf of WCP and WCIP, see Schedules A and B, respectively.


                                 NO. OF SHARES                     PRICE
    TRADE DATE              PURCHASED (P) OR SOLD (S)           PER SHARE ($)
    -----------             -------------------------           -------------

     12/15/06                       2,500  (S)                    5.25
     12/18/06                      10,700  (S)                    5.25
     12/19/06                      39,500  (S)                    5.07
     12/20/06                       1,800  (S)                    5.13
     12/21/06                       1,200  (S)                    5.11
     12/26/06                       5,100  (S)                    5.00
     12/27/06                      10,700  (S)                    5.00
     12/28/06                         600  (S)                    4.96
     1/8/07                           800  (S)                    5.00
     1/9/07                        50,000  (S)                    5.00
     1/9/07                         1,100  (S)                    5.00
     1/10/07                      348,900  (S)                    5.00








                               Page 17 of 17 Pages